Thelen Reid & Priest LLP Attorneys At Law 875 Third Avenue New York, NY 10022-6225 Tel. 212.603.2000 Fax 212.603.2001 www.thelenreid.com

    August 24, 2006

VIA EDGAR Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549
Re:	UpSNAP Inc
Registration Statement No. 333-132893

Dear Sirs and Madams:

On behalf of our client, UpSNAP Inc. (the “Company”), we are transmitting herewith an amended Registration Statement (Amendment No. 3) on Form SB-2 of the Company (“Amendment No.3”).

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Barbara C. Jacobs, Assistant Director, dated August 7, 2006 (the “Comment Letter”) is set forth below. All references to page numbers are to page numbers of Amendment No.3, unless otherwise specified.

Response

Form SB-2/A

General

1.
Exhibit 10.10 to your Form 10-QSB for the quarter ended March 31, 2006, is an agreement with Nextel Finance Company, under the terms of which you will provide Nextel wireless customers the ability to stream various audio programs, including programs of Iran Radio One. Iran is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to economic sanctions and controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security. Your Form 10-QSB contains no other information regarding your present or intended contacts with or operations in Iran. Please describe for us the nature and extent of your historical, current, and anticipated business activities in or contacts with Iran, or contacts with entities affiliated with or controlled by the government of Iran. Include in your description the materials terms of any other agreements, arrangements, or understandings, whether written or oral, concerning your contacts with, or business activities in, Iran.

Response: The Company has no known connection with Iran and derives no revenues from Iran. Iran Radio One dba Iranian Radio.com is an online streaming radio station based in Atlanta, Georgia and has confirmed to us that it has no affiliation with or sponsorship by any government agency including the Islamic Republic of Iran. It merely broadcasts Persian music.

2.
Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether those activities or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived or anticipated to be derived from business activities in or contacts with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Iran.

Response: See response to question 1.

Summary

Capital Transactions Related to the Reverse Merger, page 2

3.
The summary should contain a brief description of the most significant aspects of your business and the offering disclosed elsewhere in the prospectus. In this regard, it does not appear that the exemption from registration relied upon in each of the issuance transactions described in this section is information that investors need to know up front in order to understand this offering or your business. Please revise.

Response: We have revised to delete references to the exemptions from registration.

Plan of Operation, page 9

Principal Products and Services, page 10

4.
You state that you entered into an agreement with Ingenio to provide your pay-per-call advertisers nationwide on May 4, 2006. If you are materially dependent on this agreement, please file it as an exhibit with your next amendment.

Response: The Ingenio agreement is being filed as an Exhibit with Amendment No.3.

Liquidity and Capital Resources, page 13

5.
We note your revised disclosure that the approximately $725,000 in cash available as of June 30, 2006 is sufficient to meet your working capital needs and to expand sales and marketing activity for the 12 month period from the date of this prospectus. However, you state that your forecasted burn rate is $75,000 per month; a forecast based on the presumption that you will begin to generate cash from operations during the third quarter of fiscal 2007. As previously requested in prior comment 28 of our letter dated April 25, 2006, revise to indicate whether your current cash available plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. Please also revise to clarify the relationship between your “burn rate” and “cash used in operations” as set forth on the face of your income statement. If these terms are not synonymous, please revise to provide the required disclosure for such a non-GAAP measure.

Response: The disclosure has been revised.

Selling Stockholders, page 23

6.
Please refer to prior comment 39 from our letter dated April 25, 2006. We note from your response to comment 15 in our letter dated June 30, 2006, that you are waiting on further information from some of your selling stockholders. Please ensure that natural person disclosure is provided for all non-reporting entities in an amendment that is submitted prior to the desired effective date, or tell us how you intend to provide such information to investors.

Response: We have responses for all but one ( Rahn & Bodmer). We will follow your suggestion and put that one under a category of “Other Shareholders”. We indicate that the Other Shareholders will be identified in an amendment or supplement to the Prospectus and if they are a broker-dealer or an affiliate thereof, will be identified as an underwriter.

7.
Please refer to prior comment 40 from our letter dated April 25, 2006. Please confirm that, other than those identified in the prospectus, no selling stockholders are broker-dealers or affiliates of a broker-dealer in your next amendment. If you are unable to obtain natural person and/or broker-dealer affiliate information on any of the listed selling stockholders, you may elect to remove the name(s) of such stockholders or consolidate all such holders as a group of unnamed selling stockholders. Expand the prospectus to describe when and how the information concerning beneficial ownership will be supplied. Please ensure that you address the steps that would be taken, should a beneficial owner in any such group be a broker-dealer or affiliate of a broker-dealer, as well as the steps that would be taken when you acquire the beneficial ownership information.

Response: Other than Viant Capital who has previously been identified as a broker dealer but received their securities as compensation for services, we have received confirmation from all identified selling stock holders confirming that they are neither broker-dealers nor affiliates of a broker-dealer.

8.
Please refer to prior comment 16 from our letter dated June 30, 2006. We note your response to our prior comment. However, regardless of amount of securities purchased by Mr. Lathigee or his intent, any selling stockholder that is a registered broker-dealer should be named as an underwriter unless such stockholder received his shares as compensation for investment banking services. Please revise. Please note that so long as affiliates of registered broker-dealers provide representations such as those provided for Mr. Johnson in footnote (13), those stockholders are not required to be named as underwriters. However, it is unclear why WBIC Canada Ltd. and FTC Investment Ltd. are not identified as affiliates of a registered broker-dealer, given that Mr. Lathigee exercises shared voting and dispositive powers over the shares owned by those entities. Additionally, advise us as to the nature of the relationship between Mr. Lathigee and these two selling stockholders. For example, are the delegation of the beneficial ownership powers to this broker-dealer, Mr. Lathigee, revocable by the economic owner?

RESPONSE: Mr. Lathigee initially provided the Company with inaccurate information. He has confirmed to the Company that he is not a registered broker-dealer or an affiliate thereof.

Financial Statements

General

9.	If the effective date of the registration statement is delayed, update the financial statements pursuant to Rule 3-10 of Regulation S-B.

Response: The financial statements have been updated to June 30, 2006.

10.
We note that the consent provided by Bedinger & Company does not include their accountant’s report dated March 10, 2006 related to the financial statements of XSVoice, Inc. In future amendments, provide an updated accountant’s consent for each accountant’s report included in your registration statement.

Response: The new consent of Bedinger also covers XSVoice.

UnSNAP, Inc. Financial Statements for the six month periods ended March 31, 2006 and 2005

Note D — Warrants, page F-12

11.
Please refer to comment 22 in our letter dated June 30, 2006. We have reviewed your response and reissue part of our previous comment to clarify in your disclosure whether the compensation expense recorded as a result of the warrants issued are included in UpSNAP, Inc.’s (the surviving company) financial statements for the six months ending March 31, 2006. Based on your current disclosure, it would appear this compensation expense is included in the surviving company’s financial statements when, in fact, it is not. Please revise.

Response: Note (D) has been revised.

Note L — Pro Forma Information, page F-17

12.
Tell us why you included a pro forma balance sheet as of September 30, 2005. Note that pro forma presentation should be based on the latest balance sheet included in the registration statement unless the transaction is already reflected in such balance sheet. In this regard, we note the transactions (i.e. reverse merger and acquisition of XSVoice) are already reflected in the balance sheet as of March 31, 2006. Refer to Item 310(d) of Regulation S-B.

Response: The pro forma balance sheet has been deleted.

Part II

Exhibits and Financial Statement Schedule, page II-3

13.
We note that Exhibits 10.6 and 10.7 are incorporated by reference into this registration statement from your Form 10-KSB for the transitional period ended September 30, 2005. Please be advised that PDF documents are unofficial and are not considered filed for purposes of Section 18 of the Exchange Act. See Item 104 of Regulation S-T. Please make electronic submissions of these exhibits, and any other exhibits previously filed in PDF format, in an appropriate format.

Response: Exhibit 10.6 was re-filed with our 10-QSB for the period ended June 30, 2006. Exhibit 10.7 is duplicative of Exhibit 10.9 so we are deleting it. [We are using the same 10.7 designation for the Ingenio contract referred to above.]

Signatures

14.
Please refer to prior comment 36 of our letter dated June 30, 2006. We note from your response that the signatures are dated as of the date of Amendment No. 2. However, there are no dates next to the signatures provided your directors. The Form SB-2 requires dated signatures for each amendment to the registration statement. In your next amendment, please ensure that the signatures are dated appropriately.

Form l0-KSB/A for the Transition Period from April 1, 2005 to September 30, 2005

Item 8A. Controls and Procedures

15.	Please refer to prior comment 37 from our letter dated June 30, 2006. Please revise your Form 10-KSB in response to our prior comments.

Response: We have dealt with the issues raised in your preceding two comments by amending item 3, part II, of our reports on Form 10-QSB for each of the periods ended December 31, 2005 and March 31, 2006. This disclosure is also reflected in our Form 10-QSB for the period ended June 30, 2006.

16.
Please refer to prior comment 39 from our letter dated June 30, 2006. We note from your response to our prior comment that management did not give consideration to the fact that required disclosure was not provided in the reports filed with the Commission during those periods in evaluating the effectiveness of your disclosure controls and procedures during the quarters ended December 31, 2005 and March 31, 2006. We also note that your CEO and CFO were “intimately aware” that all material information needed to be disclosed, but “failed to ensure” that all filings made with the Commission were complete in all respects. Considering these statements, you have not explained how you were you able to conclude in your Forms 10-QSB for the periods ended December 31, 2005 and March 31, 2006 that your disclosure controls and procedures were effective during those periods. Tell us why and the basis upon which you elected to ignore the omissions in your initial and amended Forms 10-KSB in evaluating the effectiveness of your disclosure controls and procedures. Explain why you believe this election is consistent with the definition of disclosure controls and procedures as set forth in Rule 13a-15(e).

Response: We have dealt with the issues raised in your preceding two comments by amending item 3, part II, of our reports on Form 10-QSB for each of the periods ended December 31, 2005 and March 31, 2006. This disclosure is also reflected in our Form 10-QSB for the period ended June 30, 2006.

Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-6775; fax: (212) 829-2033).

Thank you for your attention to this matter.

      Kind Regards,

         /s/ Gregory Katz

      Gregory Katz